UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                          THE LESLIE FAY COMPANY, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                    527016109
                                 (CUSIP Number)
                             -----------------------

                             MARK A. UNDERBERG, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10019-6064
                            TEL. NO.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                 APRIL 27, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), (f) or (g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 35 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Three Cities Fund II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO - Partner Contributions
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     3,660,764
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        3,269,966
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,660,764
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  61.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

                                                              Page 3 of 35 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  TCR Associates, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     3,660,764
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        3,269,966
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,660,764
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  61.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

                                                              Page 4 of 35 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Three Cities Research, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     3,660,764
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        3,269,966
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,660,764
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  61.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

                                                              Page 5 of 35 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Three Cities Offshore II, C.V.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO - Partner Contributions
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Netherlands Antilles
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     3,660,764
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        3,269,966
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,660,764
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  61.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

                                                              Page 6 of 35 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Three Cities Associates, N.V.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Netherlands Antilles
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     3,660,764
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        3,269,966
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,660,764
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  61.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

                                                              Page 7 of 35 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  J. William Uhrig
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     3,660,764
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        3,269,966
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,660,764
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  61.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

                                                              Page 8 of 35 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  LF Acquisition, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     -0-
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

                                                              Page 9 of 35 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  LF Merger Co.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     -0-
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

                                                             Page 10 of 35 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  LF New Corp.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     -0-
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

                                                             Page 11 of 35 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  John J. Pomerantz
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     3,660,764
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        390,798
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,660,764
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  61.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

                                                             Page 12 of 35 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Warren T. Wishart
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     218,758
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     -0-
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        218,758
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  218,758
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

                                                             Page 13 of 35 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  H. Whitney Wagner
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     14,000
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     -0-
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        14,000
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

                                                             Page 14 of 35 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Thomas G. Weld
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     10,666
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     -0-
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        10,666
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  10,666
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

                                                             Page 15 of 35 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  John Constable d/b/a Constable Asset Management, Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     442,408
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        442,408
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  442,408
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

                                                             Page 16 of 35 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Constable Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     392,108
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        392,108
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  392,108
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

                                                             Page 17 of 35 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Constable Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     13,800
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        13,800
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  13,800
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

                                                             Page 18 of 35 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Constable Group Profit Sharing Plan and Trust
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Pennsylvania
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                      -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     4,100
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                         -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        4,100
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,100
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  TR
--------------------------------------------------------------------------------

                                                             Page 19 of 35 Pages


                         AMENDMENT NO. 5 TO SCHEDULE 13D

                  This Amendment No. 5 ("Amendment") supplements the Schedule 13D, filed on May 24, 1999, as amended by Amendment No. 1, filed on August 5, 1999, Amendment No. 2, filed on August 30, 1999, Amendment No. 3, filed on January 17, 2001 and Amendment No. 4, filed on March 26, 2001 (as so amended, the "Schedule 13D"), in the following respects only (capitalized terms used herein shall have the meanings ascribed to such terms in the Schedule 13D).

ITEM 2.  IDENTITY AND BACKGROUND.

                  Item 2 is amended and restated in its entirety as follows:

                  (a)-(c) The persons (the "Reporting Persons") filing this statement are Three Cities Fund II, L.P., a Delaware limited partnership ("Fund II"), TCR Associates, L.P., a Delaware limited partnership ("TCR Associates"), Three Cities Research, Inc., a Delaware corporation ("Research"), Three Cities Offshore II C.V., a Netherlands Antilles limited partnership ("Offshore II"), Three Cities Associates, N.V., a Netherlands Antilles corporation ("TCA, N.V."),
J. William Uhrig ("Uhrig"), LF Acquisition, LLC, a Delaware limited liability company formerly known as LF Acquisition Co. ("Parent"), LF New Corp., a Delaware corporation and direct wholly-owned subsidiary of Parent ("New Corp."), LF Merger Co., a Delaware corporation and direct wholly-owned subsidiary of New Corp. ("Merger Sub"), John J. Pomerantz ("Pomerantz"), Warren T. Wishart ("Wishart"), H. Whitney Wagner ("Wagner"), Thomas G. Weld ("Weld"), John Constable d/b/a Constable Asset Management, Ltd. ("John Constable"), Constable Partners, L.P., a Delaware limited partnership ("Constable Partners"), Constable Partners II, L.P., a Delaware limited partnership ("Constable Partners II") and The Constable Group Profit Sharing Plan and Trust (the "Constable Trust," and together with John Constable, Constable Partners and Constable Partners II, "Constable"). Fund II and Offshore II are collectively referred to herein as the "Buyers."

                  FUND II

                  Fund II is a Delaware limited partnership, formed to invest in securities selected by its investment committee. The principal business address of Fund II, which also serves as its principal office, is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The information about TCR Associates, the sole general partner of Fund II, required by Instruction C to Schedule 13D is set forth below.

                  TCR ASSOCIATES

                  TCR Associates is a Delaware limited partnership, the principal business of which is serving as the sole general partner of Fund II. The principal business address of TCR Associates, which also serves as its principal office, is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The information about Research, the sole general partner of TCR Associates, required by Instruction C to Schedule 13D is set forth below.

                                                             Page 20 of 35 Pages

                  RESEARCH

                  Research is a Delaware corporation which serves as the advisor to the Buyers and, pursuant to a management agreement with the general partner of each of the Buyers, Research has voting and dispositive power over the shares of Common Stock reported as beneficially owned by the Buyers on this Schedule 13D. The principal business address of Research is 650 Madison Avenue, New York, NY 10022. The name, residence or business address, and present principal occupation or employment of each executive officer and director of Research is as follows:

                           RESIDENCE OR                        PRINCIPAL OCCUPATION
     NAME                BUSINESS ADDRESS                          OR EMPLOYMENT
     ----                ----------------                      --------------------
Willem F. P. de Vogel    c/o Three Cities Research, Inc.     President and a Managing Director of
                         650 Madison Avenue                  Three Cities Research, Inc.
                         New York, NY 10022

Thomas G. Weld           c/o Three Cities Research, Inc.     Treasurer and a Managing Director of
                         650 Madison Avenue                  Three Cities Research, Inc.
                         New York, NY 10022

                  OFFSHORE II

                  Offshore II is a Netherlands Antilles partnership, formed to invest in securities selected by its investment committee. The principal business address of Offshore II, which also serves as its principal office, is Caracasbaaiweg 201, P.O. Box 6085, Curacao, Netherlands Antilles. The information about TCA, N.V., the sole general partner of Offshore II, required by Instruction C to Schedule 13D is set forth below.

                  TCA, N.V.

                  TCA, N.V. is a Netherlands Antilles corporation, the principal business of which is serving as the general partner of Offshore II. The principal business address of TCA, N.V., which also serves as its principal office, is Caracasbaaiweg 201, P.O. Box 6085, Caracas, Netherlands Antilles. The name, residence or business address, and present principal occupation or employment of each executive officer and director of TCA, N.V. is as follows:

                           RESIDENCE OR                        PRINCIPAL OCCUPATION
     NAME                BUSINESS ADDRESS                          OR EMPLOYMENT
     ----                ----------------                      --------------------
J. William Uhrig         c/o Three Cities Research, Inc.     A Managing Director of Three Cities
                         650 Madison Avenue                  Research, Inc.
                         New York, NY 10022

                  The information about J. William Uhrig, the sole stockholder, President and director of TCA, N.V., required by Instruction C to Schedule 13D is set forth below.

                                                             Page 21 of 35 Pages

                  UHRIG

                  J. William Uhrig is an individual who is the sole stockholder, President and the sole director of TCA, N.V. The business address, and present principal occupation or employment of Mr. Uhrig is as follows:

                           RESIDENCE OR                        PRINCIPAL OCCUPATION
     NAME                BUSINESS ADDRESS                          OR EMPLOYMENT
     ----                ----------------                      --------------------
J. William Uhrig         c/o Three Cities Research, Inc.     A Managing Director of Three Cities
                         650 Madison Avenue                  Research, Inc.
                         New York, NY 10022

                  PARENT

                  Parent is a Delaware limited liability company, formerly known as LF Acquisition Co., and was converted to a limited liability company on April 18, 2001. Parent was formed and organized by Research to be the holding company of Merger Sub and for purposes of the Merger described below. The principal business address of Parent, which also serves as its principal office, is 650 Madison Avenue, New York, NY 10022. The name, residence or business address, and present principal occupation or employment of each executive officer and director of Parent is as follows:

                           RESIDENCE OR                        PRINCIPAL OCCUPATION
     NAME                BUSINESS ADDRESS                          OR EMPLOYMENT
     ----                ----------------                      --------------------
J. William Uhrig         c/o Three Cities Research, Inc.     A Managing Director of Three Cities
                         650 Madison Avenue                  Research, Inc.
                         New York, NY 10022

W. Robert Wright         c/o Three Cities Research, Inc.     A Managing Director of Three Cities
                         650 Madison Avenue                  Research, Inc.
                         New York, NY 10022

Jeanette M. Welsh        c/o Three Cities Research, Inc.     An Associate of Three Cities Research,
                         650 Madison Avenue                  Inc.
                         New York, NY 10022

                  NEW CORP.

                  New Corp. is a Delaware corporation and wholly-owned subsidiary of Parent, formed and organized by Parent for purposes of the Merger described below. The principal business address of New Corp. is 650 Madison Avenue, New York, NY 10022. The name, residence or business address and present principal occupation or employment of each executive officer and director of New Corp. is as follows:

                                                             Page 22 of 35 Pages

                           RESIDENCE OR                        PRINCIPAL OCCUPATION
     NAME                BUSINESS ADDRESS                          OR EMPLOYMENT
     ----                ----------------                      --------------------
J. William Uhrig         c/o Three Cities Research, Inc.     A Managing Director of Three Cities
                         650 Madison Avenue                  Research, Inc.
                         New York, NY 10022

W. Robert Wright         c/o Three Cities Research, Inc.     A Managing Director of Three Cities
                         650 Madison Avenue                  Research, Inc.
                         New York, NY 10022

Jeanette M. Welsh        c/o Three Cities Research, Inc.     An Associate of Three Cities Research,
                         650 Madison Avenue                  Inc.
                         New York, NY 10022

                  MERGER SUB

                  Merger Sub is a Delaware corporation and wholly-owned subsidiary of New Corp., formed and organized by Fund II and Offshore II for purposes of the Merger described below. The principal business address of Merger Sub is 650 Madison Avenue, New York, NY 10022. The name, residence or business address and present principal occupation or employment of each executive officer and director of Merger Sub is as follows:

                           RESIDENCE OR                        PRINCIPAL OCCUPATION
     NAME                BUSINESS ADDRESS                          OR EMPLOYMENT
     ----                ----------------                      --------------------
J. William Uhrig         c/o Three Cities Research, Inc.     A Managing Director of Three Cities
                         650 Madison Avenue                  Research, Inc.
                         New York, NY 10022

W. Robert Wright         c/o Three Cities Research, Inc.     A Managing Director of Three Cities
                         650 Madison Avenue                  Research, Inc.
                         New York, NY 10022

Jeanette M. Welsh        c/o Three Cities Research, Inc.     An Associate of Three Cities Research,
                         650 Madison Avenue                  Inc.
                         New York, NY 10022

                  POMERANTZ

                  Pomerantz is an individual who is the Chairman of the Board of Directors of the Company. The business address, and present principal occupation or employment of Mr. Pomerantz is as follows:

                           RESIDENCE OR                        PRINCIPAL OCCUPATION
     NAME                BUSINESS ADDRESS                          OR EMPLOYMENT
     ----                ----------------                      --------------------
John J. Pomerantz        c/o The Leslie Fay Company, Inc.    Chairman of the Board of the Issuer.
                         1412 Broadway
                         New York, NY 10018

                                                             Page 23 of 35 Pages

                  WISHART

                  Wishart is an individual whose principal employment is as Chief Financial Officer of the Issuer. His business address is the same as that of Pomerantz.

                  WAGNER

                  Wagner is an individual whose principal employment is as U.S. Investment Advisor to Quilvest. His business address is 84, Grand Rue, P.O. Box 154, L-2011 Luxembourg.

                  WELD

                  Weld is an individual whose principal employment is as Treasurer and a Managing Director of Research, but who is also a Director of the Issuer. His business address is the same as that of Uhrig.

                  JOHN CONSTABLE

                  John Constable is an individual doing business as Constable Asset Management, Ltd. The business address and present principal occupation or employment of Mr. Constable is as follows:

                           RESIDENCE OR                        PRINCIPAL OCCUPATION
     NAME                BUSINESS ADDRESS                          OR EMPLOYMENT
     ----                ----------------                      --------------------
John Constable           c/o Constable Asset Management, Ltd.   Principal of Constable Asset
                         5 Radnor Corp. Center                  Management, Ltd.
                         100 Matsonford Rd.
                         Suite 520
                         Radnor, PA  19087

                  CONSTABLE PARTNERS

                  Constable Partners is a Delaware limited partnership, formed to invest in securities selected by John Constable d/b/a Constable Asset Management, Ltd. The principal business address of Constable Partners, which also serves as its principal office, is 5 Radnor Corp. Center, 100 Matsonford Center, Suite 520, Radnor, PA 19087. The name, residence or business address and present principal occupation or employment of each executive officer is as follows:

                           RESIDENCE OR                        PRINCIPAL OCCUPATION
     NAME                BUSINESS ADDRESS                          OR EMPLOYMENT
     ----                ----------------                      --------------------
John Constable           c/o Constable Asset Management, Ltd.  General Partner
                         5 Radnor Corp. Center
                         100 Matsonford Rd.
                         Suite 520
                         Radnor, PA  19087

                                                             Page 24 of 35 Pages

                  CONSTABLE PARTNERS II

                  Constable Partners II is a Delaware limited partnership, formed to invest in securities selected by John Constable d/b/a Constable Asset Management, Ltd. The principal business address of Constable Partners II, which also serves as its principal office, is 5 Radnor Corp. Center, 100 Matsonford Center, Suite 520, Radnor, PA 19087. The name, residence or business address and present principal occupation or employment of each executive officer is as follows:

                           RESIDENCE OR                        PRINCIPAL OCCUPATION
     NAME                BUSINESS ADDRESS                          OR EMPLOYMENT
     ----                ----------------                      --------------------
John Constable           c/o Constable Asset Management, Ltd.  General Partner
                         5 Radnor Corp. Center
                         100 Matsonford Rd.
                         Suite 520
                         Radnor, PA  19087

                  CONSTABLE TRUST

                  Constable Trust is an employee profit sharing plan and trust in which approximately five individuals participate. The trustee for the Constable Trust is John Constable.

                  (d)      None of the entities or persons identified in this
Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e)      None of the entities or persons identified in this
Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Each individual named in this Item 2 is a citizen of the United States of America, except that Willem F. P. de Vogel is a citizen of the Kingdom of the Netherlands.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  As more fully described in Item 4 hereof, and in the Amended and Restated Agreement and Plan of Merger, dated as of April 27, 2001 (the "Merger Agreement"), by and among Fund II, Offshore II, Parent, Merger Sub and the Issuer, which is attached as Exhibit (d)(1) hereto, Fund II and Offshore II (collectively, the "Buyers"), Parent, Merger Sub and the Issuer have entered into the Merger Agreement, pursuant to the terms of which, at the time of the Merger (as defined in Item 4 below), each of the outstanding shares of Common Stock of the Issuer not owned by the Buyers, Pomerantz, Wishart, Weld, Wagner or Constable will be converted into the right to receive $5.00 per share in cash (the "Merger Consideration"), to be paid by Parent.

                                                             Page 25 of 35 Pages

                  The Buyers have calculated that, assuming that there are no dissenting shares, approximately $7,947,610 will be required to pay the aggregate Merger Consideration (as defined in the Merger Agreement) payable to holders of Common Stock of the Issuer (other than shares held by Pomerantz, Wishart, Weld, Wagner or Constable after the Contributions described below in
Item 4) at the closing of the Merger (based upon the number of outstanding shares of Common Stock outstanding as of May 1, 2001. Buyers expect that the funds to be used to pay the aggregate Merger Consideration will come from available cash reserves.

                  The transaction contemplated by the Merger Agreement is subject to a number of terms and conditions set forth therein. The information set forth in response to this Item 3 is qualified in its entirety by reference to the Merger Agreement, which is expressly incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

                  The purpose of the Merger is to give Fund II and Offshore II a greater equity stake in, and greater control over, the Issuer.

                  Pursuant to the Merger Agreement, Buyers and the Issuer have agreed to the Merger, which is subject to a number of terms and conditions set forth in the Merger Agreement. The information set forth in response to this
Item 4 is qualified in its entirety by reference to the Merger Agreement, which is expressly incorporated herein by reference.

                  The Merger Agreement provides for the merger of Merger Sub with and into the Issuer (the "Merger"), whereupon the separate existence of Merger Sub will cease and the Issuer will continue as the surviving corporation (the "Surviving Corporation"). The certificate of incorporation and by-laws of Merger Sub immediately prior to the Merger will be the certificate of incorporation and by-laws of the Surviving Corporation, except that the name of the Surviving Corporation will be "The Leslie Fay Company, Inc."

                  Parent, the indirect holder of all of the outstanding shares of common stock of Merger Sub, has entered into separate Subscription and Contribution Agreements, dated as of March 26, 2001 and amended as of April 27, 2001, with each of Fund II, Offshore II, Pomerantz, Wishart, Wagner and Weld, and a Contribution and Subscription Agreement, dated as of May 1, 2001, with Constable (collectively, the "Contribution Agreements," each of which is attached hereto as an exhibit) (the Buyers, Pomerantz, Wishart, Wagner, Weld and Constable are collectively referred to herein as the "Continuing Stockholders"). The Contribution Agreements provide that, immediately prior to the Merger, each of the Continuing Stockholders will contribute (collectively, the "Contributions") all of the shares of Common Stock of the Issuer ("Issuer Shares") held by him or it to Parent, in return for an equal number of limited liability company interests of Parent ("Parent Shares"). In this way, none of the Continuing Stockholders will receive any portion of the Merger Consideration to which he or it would otherwise be entitled as a holder of Issuer Shares at the time of the Merger pursuant to the Merger Agreement. Instead, each of the Continuing Stockholders will receive limited liability company interests in Parent and all of the Issuer Shares held by Parent will remain outstanding in the Merger. In addition, it is contemplated that Fund II and Offshore II will subscribe in cash for additional Parent Shares prior to the Merger, sufficient to allow Parent to pay the aggregate Merger Consideration at the time of

                                                             Page 26 of 35 Pages

the Merger. As a result, immediately after the Merger has occurred, assuming that there are no dissenting shares, it is contemplated that the Buyers will hold approximately 82.2% of the aggregate outstanding Parent Shares and the other Continuing Stockholders will hold approximately 17.8% of the aggregate outstanding Parent Shares. On account of the continuing equity interest of Pomerantz, Wishart, Wagner, Weld and Constable in the Surviving Corporation contemplated by these transactions, they are considered to be part of a group together with the other Reporting Persons.

                  It is the intention of the parties that, following the Merger, there will be two additional mergers (the "Second Merger" and "Third Merger," respectively and, together with the Merger, the "Mergers"). In the Second Merger, New Corp. will merge with and into the Surviving Corporation, with New Corp. surviving. In the Third Merger, Parent will merge with and into New Corp. with New Corp. surviving. The parties expect that, as a result of the Mergers, the Issuer Shares held by Parent and New Corp. will be canceled and each share of New Corp. will be converted into the right to receive some combination of debt and equity of Parent.

                  Under the terms of the Merger Agreement, upon consummation of the Merger, the directors of the Merger Sub will be the directors of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation. The directors of Merger Sub will be W. Robert Wright, J. William Uhrig and Jeanette M. Welsh.

                  It is anticipated that upon consummation of the Merger the Common Stock of the Issuer will cease to be quoted on the Nasdaq Small Cap Market and that the Common Stock of the Issuer will be de-registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                  The Parent and the Continuing Stockholders will also enter into an Stockholders' Agreement immediately prior to the consummation of the Merger that will restrict their ability to transfer their Parent Shares following the Merger and create certain rights of first offer, call and put rights, tag along, drag along, pre-emption rights and certain obligations with respect to such interests.

                  The Reporting Persons expect to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time and from time to time acquire additional shares of Common Stock or securities convertible or exchangeable for Common Stock or dispose of shares of Common Stock. Any such transactions may be effected at any time and from time to time, subject to any applicable limitations of the Securities Act of 1933, as amended, and the Exchange Act except as disclosed in Items 3, 4, 5 and 6, none of the Reporting Persons has any current plans or proposals which would relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                                                             Page 27 of 35 Pages

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

                  (j)      Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a)      Fund II

                  Fund II may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 3,660,764 shares of Common Stock, which constitute approximately 61.8% of the 5,919,4521 shares of Common Stock that are outstanding. The 3,660,764 shares of Common Stock include 1,215,081 shares (20.5% of the outstanding shares of Common Stock) directly owned by Fund II, 2,054,885 shares (34.7% of the outstanding shares of Common Stock) directly owned by Offshore II, and 390,798 shares (6.6% of the outstanding shares) of Common Stock, that are owned by Pomerantz, with whom The Buyers have a voting arrangement pursuant to a letter agreement, which is attached as Exhibit 2 to the Schedule 13D filed with the Commission by Pomerantz on August 24, 1999 (as amended on December 7, 1999 and February 13, 2001, the "Pomerantz Schedule 13D"). The information set forth in the Pomerantz Schedule 13D and the exhibits thereto are expressly incorporated herein by reference.

                  TCR Associates

                  In its capacity as the sole general partner of Fund II, TCR Associates may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner


------------------------
1 All percentages and total number of shares of Common Stock are based upon the total number of shares of Common Stock outstanding as of May 1, 2001.

                                                             Page 28 of 35 Pages

of 3,660,764 shares of Common Stock, which constitute approximately 61.8% of the 5,919,452 shares of Common Stock that are outstanding.

                  Research

                  As the investment advisor to Fund II and Offshore II, with the power to direct voting by both Fund II and Offshore II and to direct the disposition of assets by both Fund II and Offshore II, Research may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 3,660,764 shares of Common Stock, which constitute approximately 61.8% of the 5,919,452 shares of Common Stock that are outstanding.

                  Offshore II

                  Offshore II may, pursuant to Rule 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 3,660,764 shares of Common Stock, which constitute approximately 61.8% of the 5,919,452 shares of Common Stock that are outstanding. The 3,660,764 shares of Common Stock include 2,054,885 shares of Common Stock (34.7% of the outstanding shares of Common Stock) directly owned by Offshore II, 1,215,081 shares of Common Stock (20.5% of the outstanding shares of Common Stock) directly owned by Fund II, and 390,798 shares (6.6% of the outstanding shares of Common Stock) that are owned by Pomerantz, for the same reasons set forth above with respect to Fund II.

                  TCA, N.V.

                  In its capacity as the sole general partner of Offshore II, TCA, N.V. may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 3,660,764 shares of Common Stock, which constitute approximately 61.8% of the 5,919,452 shares of Common Stock that are outstanding.

                  Uhrig

                  As the sole stockholder and the only director of TCA, N.V., which is the sole general partner of Offshore II, Uhrig may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 3,660,764 shares of Common Stock, which constitute approximately 61.8% of the 5,919,452 shares of Common Stock that are outstanding.

                  Parent

                  Parent is the beneficial owner of no shares of Common Stock.

                  Merger Sub

                  Merger Sub is the beneficial owner of no shares of Common
Stock.

                  Pomerantz

                  Pomerantz may, pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, be deemed to be the owner of 3,660,764 shares of Common Stock, which constitute approximately

                                                             Page 29 of 35 Pages

61.8% of the shares of Common Stock that are outstanding. The 3,660,764 shares of Common Stock include 390,798 shares (6.6% of the outstanding shares of Common Stock) directly owned by Pomerantz, and 1,215,081 shares (20.5% of the outstanding shares of Common Stock) that are directly owned by Fund II and 2,054,885 shares (34.7% of the outstanding shares of Common Stock) that are directly owned by Offshore II, pursuant to a letter agreement as set forth in the Pomerantz Schedule 13D.

                  Wishart

                  Wishart is the beneficial owner of 218,758 shares of Common Stock, which constitute approximately 3.7% of the shares of Common Stock that are outstanding, and all of which he owns directly.

                  Wagner

                  Wagner may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the owner of 14,000 shares of Common Stock, which constitute approximately 0.2% of the shares of Common Stock that are outstanding. The 14,000 shares of Common Stock include 4,000 shares directly owned by Wagner, and 10,000 shares which he has an option to purchase within 60 days of the date of this Amendment.

                  Weld

                  Weld may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the owner of 10,666 shares of Common Stock, which constitute approximately 0.2% of the shares of Common Stock that are outstanding. The 10,666 shares of Common Stock include 4,000 shares directly owned by Weld, and 6,666 shares which he has an option to purchase within 60 days of the date of this Amendment.

                  John Constable

                  As the general partner of Constable Partners and Constable Partners II, the Trustee of the Constable Trust and the Investment Advisor of certain selected accounts, John Constable may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 442,408 shares of Common Stock, which constitutes approximately 7.5% of the 5,919,452 shares of Common Stock that are outstanding. The 442,408 shares of Common Stock include 392,108 shares (6.6% of the outstanding shares of Common Stock) directly owned by Constable Partners, 13,800 shares (0.2% of the outstanding shares of Common Stock) directly owned by Constable Partners II, 4,100 shares (0.01% of the outstanding shares) directly owned by the Constable Trust with respect to which John Constable acts as Trustee and 32,400 shares (0.5% of the outstanding shares) held in certain selected accounts with respect to which John Constable acts as Investment Advisor.

                                                             Page 30 of 35 Pages


                  Constable Partners

                  Constable Partners may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 392,108 shares of Common Stock, which constitute approximately 6.6% of the 5,919,452 shares of Common Stock that are outstanding.

                  Constable Partners II

                  Constable Partners II may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 13,800 shares of Common Stock, which constitute approximately 0.2% of the 5,919,452 shares of Common Stock that are outstanding.

                  Constable Trust

                  The Constable Trust may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 4,100 shares of Common Stock, which constitutes approximately 0.1% of the 5,919,452 outstanding shares of Common Stock.

                  (b) Fund II and TCR Associates may be deemed to share the power to vote or direct the vote, and to dispose of or direct the disposition of, 1,215,081 shares of Common Stock.

                  Offshore II, TCA, N.V. and Uhrig may be deemed to share the power to vote or direct the vote, and to dispose of or direct the disposition of, 2,054,885 shares of Common Stock.

                  Research may be deemed to share the power to vote or direct the vote, and to dispose of or direct the disposition of, 3,269,966 shares of Common Stock.

                  Constable Partners, Constable Partners II may be deemed to share the power to vote or direct the vote, and to dispose of or direct the disposition of, 356,789 shares of Common Stock.

                  John Constable may be deemed to share the power to vote or direct the vote, and to dispose of or direct the disposition of, 442,408 shares of Common Stock.

                  Pomerantz may be deemed to share the power to vote or direct the vote, and to dispose of or direct the disposition of, 3,660,764 shares of Common Stock.

                  Wishart may be deemed to share the power to vote or direct the vote, and to dispose of or direct the disposition of, 218,758 shares of Common Stock.

                  Wagner may be deemed to share the power to vote or direct the vote, and to dispose of or direct the disposition of, 14,000 shares of Common Stock.

                  Weld may be deemed to share the power to vote or direct the vote, and to dispose of or direct the disposition of, 10,666 shares of Common Stock.

                  (c) There were no transactions in shares of Common Stock effected by the Reporting Persons during the last 60 days.

                  (d) To the best of the Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that the Reporting Persons may be deemed to own beneficially.

                  (e)      Not applicable.

                                                             Page 31 of 35 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as described under Items 4 and 5, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(d)(1) Agreement and Plan of Merger, dated as of March 26, 2001, as amended, by and among Three Cities Fund II, L.P., Three Cities Offshore II C.V., LF Acquisition, LLC, LF Merger Co. and The Leslie Fay Company, Inc. (incorporated herein by reference to the Schedule 13D filed on March 26, 2001).

(d)(2) Amended and Restated Agreement and Plan of Merger, dated as of April 27, 2001, by and among Three Cities Fund II, L.P., Three Cities Offshore II C.V., LF Acquisition, LLC, LF Merger Co. and The Leslie Fay Company, Inc.

(d)(3) Subscription and Contribution Agreement, dated as of March 26, 2001, by and among LF Acquisition, LLC and Three Cities Fund II, L.P. (incorporated herein by reference to the Schedule 13D filed on March 26, 2000).

(d)(4) Amendment No. 1 to Subscription and Contribution Agreement, dated as of April 27, 2001, by and among LF Acquisition, LLC and Three Cities Fund II, L.P.

(d)(5) Subscription and Contribution Agreement, dated as of March 26, 2001, by and among LF Acquisition, LLC and Three Cities Offshore II C.V. (incorporated herein by reference to the Schedule 13D filed on March 26, 2000).

(d)(6) Amendment No. 1 to Subscription and Contribution Agreement, dated as of April 27, 2001, by and among LF Acquisition, LLC and Three Cities Offshore II C.V.

(d)(7) Subscription and Contribution Agreement, dated as of March 26, 2001, by and among LF Acquisition, LLC and John J. Pomerantz (incorporated herein by reference to the Schedule 13D filed on March 26, 2000).

(d)(8) Amendment No. 1 to Subscription and Contribution Agreement, dated as of April 27, 2001, by and among LF Acquisition and John J. Pomerantz.

(d)(9) Subscription and Contribution Agreement, dated as of March 26, 2001, by and among LF Acquisition, LLC and Warren T. Wishart (incorporated herein by reference to the Schedule 13D filed on March 26, 2000).

(d)(10) Amendment No. 1 to Subscription and Contribution Agreement, dated as of April 27, 2001, by and among LF Acquisition and Warren T. Wishart.

                                                             Page 32 of 35 Pages

(d)(11) Subscription and Contribution Agreement, dated as of March 26, 2001, by and among LF Acquisition, LLC and Thomas Weld (incorporated herein by reference to the Schedule 13D filed on March 26, 2000).

(d)(12) Amendment No. 1 to Subscription and Contribution Agreement, dated as of April 27, 2001, by and among LF Acquisition and Thomas Weld.

(d)(13) Subscription and Contribution Agreement, dated as of March 26, 2001, by and among LF Acquisition, LLC and H. Whitney Wagner (incorporated herein by reference to the Schedule 13D filed on March 26, 2000).

(d)(14) Amendment No. 1 to Subscription and Contribution Agreement, dated as of April 27, 2001, by and among LF Acquisition and H. Whitney Wagner.

(d)(15) Subscription and Contribution Agreement, dated as of April 27, 2001, by and among LF Acquisition, LLC and John Constable d/b/a Constable Asset Management, Ltd., Constable Partners, Constable Partners II, L.P., the Constable Group Profit Sharing Plan and Trust and John Constable, as Investment Advisor to Certain Selected Accounts.

(d)(16)           Form of Stockholders Agreement

                                                             Page 33 of 35 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2001


                              THREE CITIES FUND II, L.P.

                              By:  TCR Associates, L.P.,
                                   its General Partner

                                   By:  /s/ Willem F.P. de Vogel
                                        ---------------------------------------
                                        Name:   Willem F.P. de Vogel
                                        Title:  President


                              TCR ASSOCIATES, L.P.

                              By:  Three Cities Research, Inc.,
                                   its General Partner

                                   By:  /s/ Willem F.P. de Vogel
                                        ---------------------------------------
                                        Name:   Willem F.P. de Vogel
                                        Title:  General Partner


                              THREE CITIES RESEARCH, INC.

                              By:  /s/ Willem F.P. de Vogel
                                   --------------------------------------------
                                   Name:   Willem F.P. de Vogel
                                   Title:  President

                                                             Page 34 of 35 Pages


                              THREE CITIES OFFSHORE II C.V.

                              By:  Three Cities Associates, N.V.,
                                   its General Partner

                                   By:  /s/ J. William Uhrig
                                        ---------------------------------------
                                        Name:   J. William Uhrig
                                        Title:  General Partner


                              THREE CITIES ASSOCIATES, N.V.

                              By:  /s/ J. William Uhrig
                                   --------------------------------------------
                                   Name:   J. William Uhrig
                                   Title:  President


                              /s/ J. William Uhrig
                              -------------------------------------------------
                              J. William Uhrig


                              LF ACQUISITION, LLC

                              By:  /s/ W. Robert Wright
                                   --------------------------------------------
                                   Name:   W. Robert Wright
                                   Title:  President


                              LF MERGER CO.


                              By:  /s/ W. Robert Wright
                                   --------------------------------------------
                                   Name:   W. Robert Wright
                                   Title:  President


                              LF NEW CORP.

                              By:  /s/ W. Robert Wright
                                   --------------------------------------------
                                   Name:   W. Robert Wright
                                   Title:  President


                              /s/ John J. Pomerantz
                              -------------------------------------------------
                              John J. Pomerantz


                              /s/ Warren T. Wishart
                              -------------------------------------------------
                              Warren T. Wishart

                                                             Page 35 of 35 Pages


                              /s/ H. Whitney Wagner
                              -------------------------------------------------
                              H. Whitney Wagner


                              /s/ Thomas G. Weld
                              -------------------------------------------------
                              Thomas G. Weld


                              JOHN CONSTABLE D/B/A CONSTABLE
                              ASSET MANAGEMENT, LTD.


                              By:  /s/ John Constable
                                   --------------------------------------------
                                   Name:   John Constable


                              CONSTABLE PARTNERS, L.P.

                              By:  /s/ John Constable
                                   --------------------------------------------
                                   Name:   John Constable
                                   Title:  General Partner


                              CONSTABLE PARTNERS II, L.P.


                              By:  /s/ John Constable
                                   --------------------------------------------
                                   Name:   John Constable
                                   Title:  General Partner


                              CONSTABLE GROUP PROFIT SHARING PLAN
                              AND TRUST


                              By:  /s/ John Constable
                                   --------------------------------------------
                                   Name:   John Constable
                                   Title:  Administrator